SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              AMENDMENT NO. 1 TO
                                  SCHEDULE TO
                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
              OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                     AND

                             AMENDMENT NO. 5 TO
                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      ROGERS WIRELESS COMMUNICATIONS INC.
                      (Name of Subject Company (issuer))

                          ROGERS COMMUNICATIONS INC.
                            RWCI ACQUISITION INC.,
                     (Names of Filing Persons (offerors))

                      ROGERS WIRELESS COMMUNICATIONS INC.
       (Name of Filing Person (subject company in a 13E-3 transaction))

                       CLASS B RESTRICTED VOTING SHARES
                        (Title of Class of Securities)

                                   775102205
                     (CUSIP Number of Class of Securities)

         (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                             DAVID P. MILLER, ESQ.
                      ROGERS WIRELESS COMMUNICATIONS INC.
                            ONE MOUNT PLEASANT ROAD
                                  16TH FLOOR
                           TORONTO, ONTARIO M4Y 275
                                    CANADA

                                WITH A COPY TO:

                             JOHN T. GAFFNEY, ESQ.
                          CRAVATH, SWAINE & MOORE LLP
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                              NEW YORK, NEW YORK
                                  10019-7475

                              December 15, 2004

                   CALCULATION OF FILING FEE


-------------------------------------------------------------------------------

TRANSACTION VALUATION(1)                                AMOUNT OF FILING FEE(2)

US$715,462,248                                          US$84,210

-------------------------------------------------------------------------------


     (1) Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11(d) and 0-11(a)(4) of the Securities Exchange Act of 1934, as amended, the filing fee was calculated based on (a) the product of (i) US$41.59, which is the average of the high and low sale prices per registered share of Class B Restricted Voting Shares of Rogers Wireless Communications Inc. ("RWCI") as reported on the Toronto Stock Exchange on November 30, 2004, converted into U.S. dollars at the noon buying rate in New York City for Canadian Dollars on such date of Cdn.$1.1902 = US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York on such date, and (ii) 17,202,747, which is the estimated number of outstanding RWCI Class B Restricted Voting Shares not owned by Rogers Communications Inc. and its subsidiaries (assuming full conversion of all outstanding exercisable options for RWCI Class B Restricted Voting Shares).

     (2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.


     |X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: US$90,454
     Form or Registration No.: Form F-10
     Filing Party: Rogers Communications Inc.
     Date Filed: November 24, 2004

     | | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     |X| third-party tender offer subject to Rule 14d-1.
     |_| issuer tender offer subject to Rule 13e-4.
     |X| going-private transaction subject to Rule 13e-3.
     |X| amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

     This Amendment No. 1 amends and supplements the joint Schedule TO-T and
Schedule 13E-3 filed by Rogers Communications Inc. ("RCI"), a British Columbia corporation, RWCI Acquisition Inc., a British Columbia corporation and a wholly owned subsidiary of RCI ("RCI Subco") and Rogers Wireless Communications Inc., a Canadian corporation with the U.S. Securities and Exchange Commission (the "SEC") on November 26, 2004 (as amended, the "Schedule TO-T/13E-3").

     The Schedule TO-T/13E-3 relates to the offers to purchase all the outstanding Class B Restricted Voting Shares of Rogers Wireless Communications Inc. (the "Shares") not owned by RCI and its affiliates in exchange for 1.75 RCI Class B Non-Voting Shares (the "Offer"). The Offer is subject to the terms and conditions set forth in the Take-Over Bid Circular dated November 24, 2004 and the related Letter of Acceptance and Transmittal, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(C), respectively, to the initial Schedule TO-T/13E-3.

     Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Take-Over Bid Circular.

ITEM 4. TERMS OF THE TRANSACTION; ITEM 13. INFORMATION REQUIRED BY SCHEDULE
13E-3.

The first sentence under the heading "WHAT DOES THE CORPORATION'S BOARD OF DIRECTORS THINK OF THE OFFER?" on page four of the Offer to Purchase is hereby amended and restated in its entirety as follows:

     "The board of directors of the Corporation has concluded that the offer is fair and reasonable to shareholders (other than RCI and its affiliates) and recommends that they tender their shares to the offer."

The first paragraph under the heading "IS ROGERS COMMUNICATIONS INC. ATTEMPTING TO ACQUIRE ALL OF THE CORPORATION?" on page four of the Offer to Purchase is hereby amended and restated in its entirety as follows:

     "We are making the Offer in order to acquire all of the outstanding Class B Restricted Voting Shares not owned by us. If we complete the Offer but do not then own 100% of the Corporation, we currently intend, depending on the number of Class B Restricted Voting Shares we have acquired, to promptly acquire all remaining Class B Restricted Voting Shares not then owned by us through a second-step transaction as described below."

The following question and answer are hereby added to the end of the Summary Term Sheet on page five of the Offer to Purchase:

     "WILL THERE BE A SUBSEQUENT OFFERING PERIOD?

     Although we do not currently intend to do so, we may extend the Offer for a period of between 10 calendar days and 20 U.S. business days following the Expiry Time, provided we have immediately taken up and promptly paid for all RWCI Restricted Voting Shares deposited prior to the Expiry Time. See "OFFER TO PURCHASE -- Section 5 -- Extension and Variation of the Offer - Subsequent Offering Period.""

The Glossary to the Offer to Purchase is hereby amended by adding the following definition on page eight of the Offer to Purchase after the definition of "Subsequent Offering Period":

     ""TAKE UP" and "TAKE-UP", in reference to RWCI Restricted Voting Shares means to accept such RWCI Restricted Voting Shares for payment by giving written notice of such acceptance to the Depositary. "TAKING UP" and "TAKEN UP" have correlative meanings."

The introduction to Section 4 "Conditions of the Offer" on page 13 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

     "Notwithstanding any other provision of the Offer and subject to applicable law, the Offerors shall have the right to withdraw the Offer and not take up and pay for, or to extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for, any RWCI Restricted Voting Shares deposited under the Offer if, at any time at or before the Expiry Time, any of the following events shall have occurred (as determined by the Offerors) which, in the Offerors' reasonable judgment in any such case, makes it inadvisable to proceed with the Offer or with the take up of Deposited Shares:"

Clause (d) of Section 4 "Conditions of the Offer" on page 14 of the Offer to Purchase is amended and restated in its entirety as follows:

     "(d) there shall have occurred any tax change (including any proposal to amend the Tax Act or any announcement, governmental or regulatory initiative, issue of an interpretation bulletin, condition, event or development involving a prospective change) that, in the reasonable judgment of the Offerors, has or may have an adverse effect on the Corporation, an Offeror or any of their respective subsidiaries, on any Compulsory Acquisition or Subsequent Acquisition Transaction or on a subsequent sale or disposition of assets of the Corporation or any of its subsidiaries;"

The first sentence in the first full paragraph on page 14 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

     "The foregoing conditions are for the exclusive benefit of the Offerors and may be asserted by the Offerors in their sole discretion regardless of the circumstances giving rise to such assertion (other than any intentional action or inaction by an Offeror), or may be waived by the Offerors, in their sole discretion, in whole or in part, at any time and from time to time, prior to the Expiry Time without prejudice to any other rights which an Offeror may have."

The last paragraph on page 14 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

     "Subject as hereinafter described, the Offerors expressly reserve the right, in their sole judgment, at any time and from time to time during the Offer Period or at any other time if permitted by applicable law, to extend the Offer Period or to vary the Offer by giving written notice, or other communication confirmed in writing, of such extension or variation to the Depositary at its principal office in Toronto, Ontario, Canada, and by causing the Depositary as soon as practicable thereafter to communicate such notice to all holders of RWCI Restricted Voting Shares that have not been taken up prior to the extension or variation in the manner set forth in Section 11 of the Offer to Purchase, "Notices and Delivery". The Offerors will, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation, such announcement to be made promptly, in the case of a variation, and in the case of an extension, to be disseminated no later than 9:00 a.m., Toronto time, on the earlier of (i) the next business day after the extension or variation and (ii) the next U.S. business day after the previously scheduled Expiry Time, and will provide a copy of the written notice to the TSX and the NYSE. Any notice of extension or variation will be deemed to have been given and be effective at the time on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario, Canada. Notwithstanding the foregoing, but subject to applicable law, the Offer may not be extended by the Offerors, if all of the terms and conditions of the Offer, except those waived by the Offerors, have been fulfilled or complied with, unless the Offerors first takes up all Deposited Shares. Any such notice will include the approximate number of RWCI Restricted Voting Shares tendered at the time of the announcement."

The first full paragraph on page 16 of the Offer to Purchase is amended and restated in its entirety as follows:

     "A Subsequent Offering Period, if one is included, does not constitute an extension of the Offer for purposes of the Exchange Act, although it does constitute an extension of the Offer under Canadian securities laws. Under Canadian securities laws, in order for an Offeror to take up and pay for additional RWCI Restricted Voting Shares deposited after the initial Expiry Time, the Offerors must either (i) extend the Offer in accordance with Canadian securities laws (which extension would be treated as a Subsequent Offering Period in the United States) or (ii) initiate a new offer in respect of RWCI Restricted Voting Shares, which new offer could not be consummated for at least 35 days. For purposes of the Exchange Act, a Subsequent Offering Period is an additional period of time beginning on the next business day after the Expiry Time during which Shareholders may deposit RWCI Restricted Voting Shares not deposited during the Offer. For purposes of applicable Canadian securities laws, a Subsequent Offering Period is an additional period of time by which the Offer is extended, following the satisfaction or waiver of all conditions of the Offer and the take-up of all RWCI Restricted Voting Shares then deposited under the Offer, and during which period Shareholders may deposit RWCI Restricted Voting Shares not deposited prior to the commencement of the Subsequent Offering Period with respect to the Offer. The Offerors do not currently intend to include a Subsequent Offering Period with respect to the Offer, although the Offerors reserve the right to do so in their sole discretion. If the Offerors elect to include a Subsequent Offering Period with respect to the Offer, for purposes of applicable United States federal securities laws, the Offerors will include a statement of their intention to do so in the press release announcing the results of the Offer disseminated no later than 9:00 a.m., Toronto time, on the next business day after the previously scheduled Expiry Time. For purposes of applicable Canadian securities laws, the Offerors will provide a written notice of extension of the Offer with respect to the implementation of the Subsequent Offering Period, including the period during which the Offer will be open for acceptance, to the Depositary and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in
     Section 11 of the Offer to Purchase, "Notices and Delivery" to all holders of RWCI Restricted Voting Shares that have not been taken up pursuant to the Offer at the date of the extension. The same form and amount of consideration will be paid to Shareholders depositing RWCI Restricted Voting Shares during the Subsequent Offering Period, if one is included, as would have been paid prior to the commencement of such period. Notwithstanding the provisions of United States federal securities laws relating to subsequent offering periods, the Offerors will permit withdrawal of deposited RWCI Restricted Voting Shares during any Subsequent Offering Period, if there is one, at any time prior to the Expiry Time of such Subsequent Offering Period; provided, however, that this right of withdrawal will not apply in respect of Deposited Shares taken up by an Offeror prior to the Subsequent Offering Period. Withdrawing holders of RWCI Restricted Voting Shares who have deposited such RWCI Restricted Voting Shares during the Subsequent Offering Period and have received payment for such RWCI Restricted Voting Shares must return such payment to the applicable Offeror prior to any withdrawal. Subject to the following sentence, the Expiry Time with respect to a subsequent Offer shall be 9:00 p.m., Toronto time, on the last day of the Subsequent Offering Period, unless determined otherwise pursuant to the provisions of this Section 5. The foregoing sentence will not limit the requirement that the conditions to the Offers set forth in Section 4 of the Offer to Purchase, "Conditions of the Offer", be satisfied or waived prior to the initial Expiry Time, which will be before the commencement of the Subsequent Offering Period."

Page 17 of the Offer to Purchase is hereby amended by adding the following paragraph at the end thereof:

     "Notwithstanding the provisions of United States federal securities laws relating to subsequent offering periods, the Offerors will permit withdrawal of deposited RWCI Restricted Voting Shares during any Subsequent Offering Period, if there is one, at any time prior to the Expiry Time of such Subsequent Offering Period; provided, however, that this right of withdrawal will not apply in respect of Deposited Shares taken up by an Offeror prior to the Subsequent Offering Period. Withdrawing holders of RWCI Restricted Voting Shares who have deposited such RWCI Restricted Voting Shares during the Subsequent Offering Period and have received payment for such RWCI Restricted Voting Shares must return such payment to the applicable Offeror prior to any withdrawal."

The first paragraph on page 17 of the Offer to Purchase is amended and restated in its entirety as follows:

     "Except as otherwise stated in this Section 6 and subject to applicable law, all deposits of RWCI Restricted Voting Shares pursuant to the Offer are irrevocable. Any Deposited Shares may be withdrawn by or on behalf of the depositing
     Shareholder:

          (a) at any time before the Deposited Shares have been taken up by and Offeror;

          (b) during a Subsequent Offering Period; provided, however, that this right of withdrawal will not apply in respect of RWCI Restricted Voting Shares taken up by an Offeror prior to the Subsequent Offering Period;

          (c) if the RWCI Restricted Voting Shares have not been paid for by the purchasing Offeror, within three business days after having been taken up; and

          (d) as required by the Exchange Act, at any time after January 23, 2004, provided that the RWCI Restricted Voting Shares have not been accepted for payment by the purchasing Offeror prior to the receipt by the Depositary of the notice of withdrawal in respect of such RWCI Restricted Voting Shares."

The second paragraph on page 18 of the Offer to Purchase is hereby amended by adding the following sentence at the end thereof:

     "Promptly following notification of the Depository of the Offerors' take-up of Deposited Shares, the Offerors will forthwith issue a press release over the Dow Jones News Wire Service to that effect, which press release will disclose the approximate number of RWCI Restricted Voting Shares deposited in the Offer and the approximate number that have been taken up."

The second paragraph on page 20 of the Offer to Purchase under the caption "Other Terms of the Offer" is hereby amended and restated in its entirety as follows:

     "The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to the agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of Ontario, Canada. The foregoing shall not restrict the applicability to the Offer of the securities laws of the United States or any other applicable jurisdiction. However, Shareholders should be aware that the enforcement by holders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offerors are governed by the laws of Canada, that the majority of their respective officers and directors reside outside the United States, that some of the experts named in the Offer to Purchase reside outside the United States and that all or a substantial portion of the assets of the Offerors and said persons may be located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment."

Page 36 of the Circular is hereby amended by adding the following subsection above the caption "INDEPENDENT COMMITTEE OF THE CORPORATION":

     "OTHER

          The Offer does not require the approval of a majority of the Minority Shareholders. The Offerors intend to take-up and pay for any and all RWCI Restricted Voting Shares deposited in the Offer, subject to satisfaction or waiver of certain conditions. See Section 4 of the Offer to Purchase, "Conditions of the Offer."

Page 38 of the Circular is hereby amended by adding the following sentence to the end of the last paragraph thereof:

     "The Board of Directors did not consider net book value or liquidation value of the Corporation in considering the fairness of the Offer from a financial point of view as BMO Nesbitt Burns had determined that these yielded lower values than the going concern value of the Corporation. The Board of Directors did consider the going concern value, which was analyzed in the Valuation and Fairness Opinion provided to the Board of Directors by BMO Nesbitt Burns."

Page 40 of the Circular is hereby amended by adding the following sentence after the first sentence of the first paragraph thereof:

     "The November 9, 2004 report will be made available for inspection and copying at RWCI's principal executive offices (One Mount Pleasant Road, Toronto, Ontario, Canada M4Y 2Y5) during its regular business hours by an interested holder of RWCI Restricted Voting Shares or representative who has been so designated in writing."

The information under the headings "Scotia Capital Presentation", "Shareholder Base" and Preliminary Financial Analysis", on pages 41 and 42 of the Circular is hereby amended and restated in its entirety as follows:

     "SUMMARY OF SCOTIA CAPITAL REPORT

     In the course of providing advice to RCI, Scotia Capital provided to the board of directors of RCI on November 11, 2004 a presentation of financial information and analysis. The November 11, 2004 presentation will be made available for inspection and copying at RWCI's principal executive offices (One Mount Pleasant Road, Toronto, Ontario, Canada M4Y 2Y5) during its regular business hours by an interested holder of RWCI Restricted Voting Shares or representative who has been so designated in writing.

     Scotia Capital did not have the opportunity to conduct due diligence in respect of RWCI or have discussions with RWCI management. Scotia Capital has, on occasion, acted as financial advisor to RCI with respect to strategic initiatives and acts as a member of RCI's banking group. Scotia Capital has also participated in some of RCI's equity financings. In preparing its analysis, Scotia Capital reviewed and relied upon (without independently verifying the completeness or the accuracy thereof), among other things, publicly available information regarding RCI, the Corporation and Microcell, and such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances. The analysis presented by Scotia Capital was indicative in nature and was prepared solely to provide RCI with a preliminary illustration of the pricing of RWCI Restricted Voting Shares to assist RCI in formulating its offer. Such analysis was not intended as an opinion, report or valuation of the RWCI Restricted Voting Shares. The description of the analysis set forth below is qualified in its entirety by reference to the text of such analysis.

     SHAREHOLDER BASE

     Scotia Capital provided to the board of directors of RCI an analysis of the RWCI shareholder base. The analysis was based on publicly available information. Due to the time lag between trading activity and public filing, the analysis did not offer a definitive current view of RWCI's shareholder base. Scotia Capital estimated that the top 20 institutional shareholders in RWCI owned approximately 20% of the RWCI Restricted Voting Shares not held by RCI and RCI Subco outstanding. Scotia Capital performed a cross-shareholder analysis of the top 20 institutional shareholders in RWCI and their respective holdings in RCI Non-Voting Shares and determined that 15 of the top 20 RWCI institutional shareholders were holders of RCI Non-Voting Shares. Scotia Capital described the share price performance and trading patterns for both the RWCI Restricted Voting Shares and the RCI Non-Voting Shares since January 2001, including reviewing the two year historical exchange ratio of RCI and RWCI relative to the 20-day moving average, the implied exchange ratio paid for the acquisition of all RWCI Restricted Voting Shares owned by JVII and the exchange ratio offered by RCI in its unsuccessful attempt to acquire the outstanding RWCI Restricted Voting Shares not owned by RCI in 2001.

     Scotia Capital also estimated that a number of RWCI
     Restricted Voting Shares, equivalent to approximately 90% of the RWCI Restricted Voting Shares not owned by RCI and RCI
     Subco, had traded on the TSX since November 2003 at a price less than C$40.00 per share.

     PRELIMINARY FINANCIAL ANALYSIS

     Scotia Capital reviewed the preliminary "en bloc" valuation range of BMO Nesbitt Burns in the context of the Corporation's 52-week trading range on the TSX, consensus research estimates and selected precedent transactions.

     Trading Range: Scotia Capital reviewed the trading of the RWCI Restricted Voting Shares on the TSX over the last 52 weeks and determined that it was in the range of $25.75 to $46.71 per RWCI Restricted Voting Share.

     Select Precedent Transactions Analysis: Scotia Capital reviewed publicly available information with respect to recent transactions in the wireless telecommunications industry in North America. For the purposes of its analysis, Scotia Capital considered transactions where the target company had significant cellular operations to be the most relevant and comparable. Such transactions are set forth in the table below.




                                                                                      Enterprise Value
                                                                                 ----------------------------

    Announce Date                Acquiror                    Target                Revenue         EBITDA
-----------------------    ----------------------    ------------------------    ------------    ------------

(Last 12 Months)

CANADIAN TRANSACTIONS

      20-Sep-04            Rogers Wireless           Microcell                      2.4x            19.0x
                           Communications Inc.       Telecommunications Inc.

      13-Sep-04            Rogers Wireless           Rogers Wireless                2.2x            7.3x
                           Communications Inc.       Communications Inc.

      21-Aug-00            Telus Corp.               Clearnet                       14.4x           n.m.
                                                     Communications Inc

      30-Jul-99            BCE Inc.                  BCE Mobile                     3.9x            16.0x
                                                     Communications


U.S. TRANSACTIONS

      17-Feb-04            Cingular Wireless         AT&T Wireless                  3.0x            10.5x

      15-Nov-00            Verizon Wireless          Price Communications           7.4x            13.7x
                                                     Wireless

      27-Aug-00            Deutsche Telekom          Powertel Inc.                  18.7x            n.m

      24-Jul-00            Deutsche Telekom          VoiceStream Wireless           12.7x           n.m.
                                                     Corporation


     Scotia Capital believed that more emphasis should be placed upon the enterprise value to EBITDA multiple as it is more reflective of a company's operating profitability and cost structure than the revenue multiple. EBITDA was defined as the earnings before interest, taxes, depreciation and amortization. Enterprise value was defined as the equity market value of the subject company plus its net indebtedness, the value of its preferred stock and the value of any minority interest in the applicable company. Applying an illustrative EBITDA multiple range of 8.0x to 10.0x to RWCI yielded an illustrative pricing range of approximately $48.53 to $66.89 per RWCI Restricted Voting Share.

     Scotia Capital cautions that precedent transactions analysis should be used for illustrative purposes only as the use of selected transaction multiples does not explicitly take into account the current market expectations towards the companies involved and the particular circumstances of any proposed transaction.

     Selected Research Views: Scotia Capital also advised the board of directors of RCI that, at the time of its analysis, equity research analysts had established price targets for RWCI Restricted Voting Share ranging from $47.00 to $65.00.

     In addition, Scotia Capital compared, using publicly available information, selected financial information of the Corporation with similar information for selected publicly traded wireless telecommunications companies located Canada and the United States.

     Scotia Capital also provided the board of directors of RCI with its views as to offer strategy and timing, as well as to the potential reaction to the Offer by holders of the RCI Non-Voting Shares and the RWCI Restricted Voting Shares."

         The first paragraph on page 48 of the Circular is hereby amended and restated in its entirely as follows:

     "If the Offer is successful, the Offerors' current intention is to acquire the RWCI Restricted Voting Shares of any holders who have not accepted the Offer pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction. See "ACQUISITION OF RWCI RESTRICTED VOTING SHARES NOT DEPOSITED" and "BACKGROUND TO THE OFFER -- STRUCTURE OF THE TRANSACTION" in this Circular. As a result of such a second-step transaction, the Offerors would have a 100% interest in both the net book value and net earnings of RWCI. On a pro forma basis, taking into account the Microcell acquisition, the acquisition of all RWCI Restricted Voting Shares owned by JVII, the financing transactions and the Offer, 100% of RWCI's net income based on U.S. GAAP would be $1,111.4 million and ($55.2 million) for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively, and 100% of RWCI's net book value based on U.S. GAAP at September 30, 2004 would be $1,163.3 million. If the Offerors proceed with the acquisition of the RWCI Restricted Voting Shares not deposited under the Offer, RCI intends that the RWCI Restricted Voting Shares will be delisted from the TSX and the NYSE."

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             SCHEDULE TO, SCHEDULE 13D/A and
                             SCHEDULE 13E-3

                             ROGERS COMMUNICATIONS INC.

                             by        /s/ Graeme McPhail
                                ----------------------------------------------
                                Name:  Graeme McPhail
                                Title: Vice President, Associate General Counsel

                             RWCI ACQUISITION INC.

                             by        /s/ Graeme McPhail
                               -----------------------------------------------
                               Name:   Graeme McPhail
                               Title:  Vice President, Associate General Counsel

                             SCHEDULE 13E-3

                             ROGERS WIRELESS COMMUNICATIONS INC.

                             by      /s/ Graeme McPhail
                               -----------------------------------------------
                               Name:   Graeme McPhail
                               Title:  Vice President, Associate General Counsel


Dated: December 15, 2004